UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the matter of:

The Hartford Exchange-Traded Fund Trust

Hartford Investment Financial Services, LLC

File No. 812-13827

Amended Application for an Order (i) under Section 6(c) of the Investment Company Act of 1940, as amended, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act; and (ii) under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act.

All communications and orders to:

Edward P. Macdonald, Esq.

The Hartford

200 Hopmeadow Street

Simsbury, CT 06089

With a copy to:
John V. O’Hanlon, Esq.

Dechert LLP

200 Clarendon Street, 27th Floor
Boston, Massachusetts 02446

Page 1 of 63 sequentially numbered pages (including exhibits).

As filed with the Securities and Exchange Commission on March 25, 2011.

TABLE OF CONTENTS

(continued)

I.                                         INTRODUCTION

A.                                    The Applicants

1.                                       The Trust

The Hartford Exchange-Traded Fund Trust (“Trust”) is a newly formed Delaware statutory trust.  The Trust will be registered under the Investment Company Act of 1940, as amended (“Act”), with the Securities and Exchange Commission (“Commission”) as an open-end management investment company with one or more series (each series a “Fund,” and collectively, the “Funds”).  The Initial Funds (“Initial Funds”) will each be a separate series of the Trust and will offer and sell their Shares pursuant to a registration statement which will be filed with the Commission under the Act and the Securities Act of 1933 (“Securities Act”).  For purposes of this amended application (the “Application”), references to Funds include the Initial Funds, any additional Funds that may be established in the future, as well as to additional series of the Trust and other open-end management investment companies, or series thereof, that may be created in the future that are advised by the Adviser (as defined below)(1) or an entity controlling, controlled by, or under common control with the Adviser and comply with the terms and conditions of this Application (“Future Funds”).  The Funds will consist largely of some or all of the component securities (“Component Securities”) of an Underlying Index (as defined below), selected to correspond generally to the performance of such Underlying Index.  See Exhibit A for a brief discussion of the Underlying Indices for the Initial Funds.

2.                                       The Adviser and Sub-Advisers

Hartford Investment Financial Services, LLC (“HIFSCO” or the “Adviser”) will be the investment adviser to each of the Initial Funds.  The Adviser is a wholly-owned, indirect

(1)                                  All references herein to the term “Adviser” include successors-in-interest to the Adviser, including, but not limited to, any registered investment adviser that assumes substantially all of the assets of the Adviser.

subsidiary of The Hartford Financial Services Group, Inc. (“The Hartford”), a Connecticut-based financial services company with over $318.3 billion in assets as of December 31, 2010.  As of the same date, the Adviser had over $59.4 billion in assets.  The Adviser is a limited liability company organized under the laws of the State of Delaware, with its principal office located at 200 Hopmeadow Street, Simsbury, Connecticut 06089.  The Adviser is registered with the Commission as an investment adviser under Section 203 of the Investment Advisers Act of 1940 (“Advisers Act”).

The Adviser may enter into sub-advisory agreements with one or more affiliated or unaffiliated investment advisers to act as “sub-advisers” with respect to particular Funds (each, a “Sub-Adviser” and collectively, the “Sub-Advisers”).  The Sub-Advisers, if any, will provide day-to-day management of the Funds.  The Adviser will compensate any Sub-Adviser out of the advisory fees paid to the Adviser pursuant to the investment advisory contract.  Under the Adviser’s supervision, each Sub-Adviser will manage the investment and reinvestment of each Fund’s assets in accordance with the Fund’s investment objective.  Any Sub-Adviser will be registered under the Advisers Act.

Each Sub-Adviser may have a number of other clients, which may include open-end management investment companies that are registered under the Act, separately managed accounts for institutional investors, privately offered funds that are not deemed to be “investment companies” in reliance on Section 3(c)(1), (3)(c)(7) or 3(c)(11) of the Act, closed-end funds and business development companies.

3.                                       The Distributor

The Trust will enter into a distribution agreement with HIFSCO.  HIFSCO is registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a broker-dealer (“Broker”) and member of the Financial Industry Regulatory Authority.  HIFSCO will act as distributor and principal underwriter of one or more of the Funds.  The Trust may enter into additional distribution agreements with one or more affiliated or unaffiliated distributors and principal underwriters, each of which will serve as a distributor to one or more of the Funds (together with HIFSCO, the “Distributor”).  The Distributor will distribute Shares in Creation Units (as defined below) on an agency basis.  No Distributor, Adviser, Sub-Adviser, Trust or Fund will be affiliated with any listing Exchange (as defined below).  Applicants request that the Order apply to any such future Distributor that complies with the terms and conditions of this Application.  Additionally, for each Fund, the Distributor will be identified as such in each Fund’s prospectus (“Prospectus”) and/or statement of additional information (“SAI”) for the Fund and will comply with the terms and conditions of this Application.  The entity serving as distributor to any one Fund may be an “affiliated person” or an affiliate of an affiliate (“Second-Tier Affiliate”) of that Fund’s Adviser and/or Sub-Advisers.

B.                                    Summary of Application

In this Application, the undersigned applicants, the Trust and the Adviser (together, “Applicants”) apply for and request from the Commission an order (i) under Section 6(c) of the Act for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 thereunder, and (ii) under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act (the “Order”).(2)  The Order, if granted, would permit, among other things:

(2)                                  All existing entities that currently intend to rely on the requested Order have been named as Applicants.  Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of this Application.  Applicants further note that they are applying separately for relief under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act pursuant to a separate application filed with the Commission (File No. 812-13828).

(a)                                  the Funds to issue shares (“Shares”), which are redeemable in large aggregations only (“Creation Units”);

(b)                                 Shares of such Funds to trade on national securities exchanges as defined in section 2(a)(26) of the Act (each, an “Exchange”) at negotiated market prices rather than at net asset value per Share (“NAV”);

(c)                                  certain affiliated persons of the Funds to sell securities to and buy securities from, the Funds in connection with the “in-kind” purchase and redemption of aggregations of Shares of such Funds; and

(d)                                 the payment or satisfaction of redemptions by Foreign Funds (as defined below) to be provided in periods exceeding seven calendar days up to a maximum of fifteen calendar days under specified limited circumstances.

Applicants believe that (i) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act; and (ii) with respect to the relief requested pursuant to Section 17(b), the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the investment objective and policies of each Fund (as defined below); and that the proposed transactions are consistent with the general purposes of the Act.

The relief requested by Applicants will be referred to herein as “Relief.”  No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

C.                                    Comparability of Relief Sought to Prior Relief Granted by Commission

The requested Relief is substantially identical to that granted by the Commission to other open-end management investment companies commonly referred to as “exchange-traded funds” (“ETFs”) such as Exchange Traded Spreads Trust (“Exchange Traded Trust”)

ShariahShares Exchange-Traded Fund Trust (“ShariahShares Trust”), Global X Funds (“Global X Funds”), Javelin Exchange-Traded Trust (“Javelin Trust”), ALPS ETF Trust (“ALPS Trust”), Old Mutual Global Shares Trust (“Old Mutual Trust”), NETS™ Trust (“NETS™ Trust”), PowerShares Exchange-Traded Fund Trust (“PowerShares Trust”) and iShares Trust (“iShares Trust”) (collectively, “Prior ETFs”).(3)

II.                                     BACKGROUND

A.                                    General

Applicants intend to establish certain index-based market-basket investment products intended to be made available to both institutional and retail investors.  Applicants request that the Order apply to: (i) the Trust and the Initial Funds; (ii) additional series of the Trust that may be created in the future; and (iii) newly created open-end management investment companies and separate series thereof.  Each Fund will offer separate investment portfolios comprised primarily of equity securities (“Equity Funds”) and/or fixed income securities (or a combination of equity and fixed income securities) (“Fixed Income Funds”).  Each Fund will hold certain equity and/or fixed income securities (“Portfolio Securities”) and financial instruments selected to correspond, before fees and expenses, generally to the performance of a

(3)                                  See In the Matter of Exchange Traded Spreads Trust et al., Investment Company Act Release No. 29525 (Dec. 14, 2010) (“Exchange Traded Spreads Order”); In the Matter of ShariahShares Exchange-Traded Fund Trust et al., Investment Company Act Release No. 29130 (Feb. 22, 2010) (“ShariahShares Order”); In the Matter of Global X Funds, et al., Investment Company Act Release No. 28433 (Oct. 3, 2008) (“Global X Order”); In the Matter of Javelin Exchange-Traded Trust, et al.; Investment Company Act Release No. 28367 (Aug. 26, 2008) (“Javelin Order”); In the Matter of ALPS Advisers, Inc., et al.; Investment Company Act Release No. 28262 (May 1, 2008) (“ALPS Order”); In the Matter of Old Mutual Global Shares Trust, et al., Investment Company Act Release Nos. 28847 (Aug. 12, 2009) (notice) and 28898 (Sept. 9, 2009) (order) (“Old Mutual Order”); In the Matter of NETS Trust, et al., Investment Company Act Release No. 28195 (Mar. 17, 2008) (“NETS Order”); In the Matter of PowerShares Market-Traded Fund Trust, et al., Investment Company Act Release No. 25985 (Mar. 28, 2003) (“PowerShares Order”) and In the Matter of Barclays Global Fund Advisors, Investment Company Act Release No. 24451 (May 12, 2000); In the Matter of Barclays Global Fund Advisors, Investment Company Act Release No. 24452 (May 12, 2000) (“iShares Orders”) (“iShares” is a service mark of Barclays Global Investors, N.A.).

specified securities index (“Underlying Index” and collectively, “Underlying Indices”).  Each Underlying Index will be comprised solely of securities.  Certain of the Underlying Indices may be comprised of equity and/or fixed income securities issued by one or more of the following categories of issuers:  (i) domestic issuers and (ii) non-domestic issuers meeting the requirements for trading in U.S. markets (“Domestic Indices”).  Other Underlying Indices are comprised of foreign and domestic equity and/or fixed income securities and/or solely foreign equity and/or fixed income securities (“Foreign Indices”).  Future Funds may be based on Domestic Indices as well as Foreign Indices.  Applicants will not seek to register any Future Funds or list the Shares of any Fund without complying with all applicable listing rules of the Exchange on which the Shares are primarily listed.

The Trust intends initially to offer the two Initial Funds listed in Exhibit A hereto based on the Underlying Indices also identified and described in Exhibit A (“Initial Underlying Indices”).  The Funds will each be a separate series of the Trust.  The Trust will be registered with the Commission as an open-end management investment company and will file a registration statement on Form N-1A with respect to the Initial Funds it intends to offer.(4)  The Initial Funds will be Fixed Income Funds and will track Foreign Indices; Future Funds may be Equity and/or Fixed Income Funds and may track Domestic and/or Foreign Indices.  Funds which track Domestic Indices are referred to as “Domestic Funds” and Funds which track Foreign Indices are referred to as “Foreign Funds.”

Each Fund will issue, on a continuous offering basis Creation Units currently expected to be within a range of 25,000 up to 100,000 Shares (e.g., 50,000 or another specified number of Shares for each Fund) as will be clearly stated in such Fund’s Prospectus.  The size of

(4)                                  Each Fund will comply with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009) (“Release No. 28584”).

a Creation Unit for each Fund will initially be determined by the Adviser, in part on the estimated initial trading price per individual Share of such Fund and the size of Creation Units for other exchange-traded funds (“ETFs”) trading at that time, as well as each Fund’s target audience.  Applicants expect that the initial price of a Creation Unit will be a minimum of $1 million and will fall in the range of $1 million to $10 million, and that the initial trading price per individual Share of each Fund will fall in the range of $20 to $100.  Shares will not be individually redeemable.  Only Shares assembled into Creation Units will be redeemable, but Creation Units will not be listed or traded.  Applicants intend that the initial NAV be established at a level convenient for trading purposes.

Shares of each Fund will be listed and traded individually on one or more Exchanges.  When NYSE Arca, Inc. or NYSE Arca Marketplace, LLC (collectively, “Arca”) is the listing Exchange, it is expected that one or more of the market makers that are members of Arca (“Arca Market Makers”) will register to make a market in Fund Shares listed on Arca.  If The Nasdaq Stock Market, Inc. (“NASDAQ”) is the listing Exchange, one or more member firms of NASDAQ will act as a market maker (“NASDAQ Market Maker” and together with Arca Market Makers, “Market Makers”) and maintain a market on NASDAQ for Shares trading on NASDAQ.(5)

Applicants believe that the Funds, like all other ETFs, must offer securities that will be available on an “open-end” basis (i.e., continuously offered) and provide ready redeemability for investors presenting one or more Creation Units for redemption.  This

(5)                                  If Shares are listed on NASDAQ, no particular NASDAQ Market Maker will be contractually obligated to make a market in Shares, although NASDAQ’s listing requirements stipulate that at least two NASDAQ Market Makers must be registered in Shares to maintain the listing.  Registered Arca Market Makers and NASDAQ Market Makers are required to make a continuous, two-sided market at all times or they are subject to regulatory sanctions.  No Arca Market Maker or NASDAQ Market Maker will be an affiliated person, or a Second-Tier Affiliate, of the Funds, within the meaning of Section 2(a)(3) of the Act, except pursuant to Sections 2(a)(3)(A) and (C) of the Act due to ownership of Shares, as described below.

open-end structure of each Fund will permit efficiencies in pricing, be most responsive to market needs and demands, and minimize the costs that are sometimes encountered in connection with the underwritten public offerings of shares of closed-end funds.  Therefore, purchases and redemptions of Creation Units of each Fund generally will be made by an “in-kind” tender of specified securities in the manner described below in Section II.G. “Sales of Shares” and Section II.I. “Redemption.”  Applicants believe that this “in-kind method” will minimize the need to liquidate Portfolio Securities to meet redemptions or to acquire Portfolio Securities in connection with purchases of Creation Units and will permit closer tracking of each Fund’s Underlying Index.  Applicants submit that this “in-kind” mechanism also will provide a number of benefits to investors such as efficiencies in pricing, response to market needs and reductions in certain costs, such as brokerage fees and significant reductions in transfer agency fees, as well as potential tax efficiencies, all as discussed herein.

B.                                    Administrator, Custodian, Fund Accountant, Transfer Agent, Dividend Disbursing Agent and Securities Lending Agent

Each Fund will have an administrator (“Administrator”), custodian (“Custodian”), fund accountant (“Fund Accountant”), transfer agent (“Transfer Agent”) and may have a dividend disbursing agent (“Dividend Disbursing Agent”), and a securities lending agent (“Securities Lending Agent”) of portfolio securities (“Portfolio Securities”).  The identity of the Administrator, Custodian, Fund Accountant, Transfer Agent, Dividend Disbursing Agent and Securities Lending Agent will be disclosed in the Prospectus and/or SAI for each Fund.  The performance of the duties and obligations of each of these service providers will be conducted in accordance with the provisions of the Act and the rules thereunder.  The Trust and the Securities Lending Agent will comply with guidelines of the Commission staff regarding the lending of portfolio securities of an open-end investment company.  As discussed below, subject to the approval of the Board, the Adviser, the Sub-Adviser or an affiliate of the Adviser and/or Sub-Advisers may provide administration, custody, fund accounting, transfer agency, dividend disbursement and securities lending services to the Funds.

C.                                    Underlying Indices

Applicants have selected the Underlying Indices identified in Exhibit A to this Application as the Underlying Indices on which the Initial Funds will be based.  The Funds will be entitled to use their Underlying Indices pursuant to either a licensing agreement with the Index Provider (defined below) of the Underlying Index or a sub-licensing arrangement(6) with the Adviser, which will have a licensing agreement with such Index Provider.  No entity that compiles, creates, sponsors or maintains an Underlying Index (“Index Provider”) is or will be an “affiliated person,” as defined in Section 2(a)(3) of the Act, or a Second-Tier Affiliate, of the Trust or a Fund, of the Adviser, of any Sub-Adviser to or promoter of a Fund, or of the Distributor.

D.                                    Capital Structure and Voting Rights:  Book-Entry

Shareholders of a Fund will have one vote per individual Share with respect to matters regarding the Fund for which a shareholder vote is required consistent with the requirements of the Act, the rules promulgated thereunder and state law applicable to Delaware statutory trusts.

Shares will be registered in book-entry form only.  The Funds will not issue individual Share certificates.  The Depository Trust Company, New York, New York, a limited

(6)                                  The Index Provider will not provide recommendations to a Fund regarding the purchase or sale of specific securities.  In addition, an Index Provider will not provide any information relating to changes to an Underlying Index’s methodology for the inclusion of component securities, the inclusion or exclusion of specific component securities, or methodology for the calculation or the return of component securities, in advance of a public announcement of such changes by the Index Provider.

purpose trust company organized under the laws of the State of New York (the “DTC”), or its nominee will be the record or registered owner of all outstanding Shares.  Beneficial ownership of Shares (owners of such beneficial interests referred to herein as “Beneficial Owners”) will be shown on the records of the DTC or the DTC participants (the “DTC Participants”).  Beneficial Owners of Shares will exercise their rights in such securities indirectly through the DTC and the DTC Participants.  All references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the DTC and the DTC Participants, except as otherwise specified.  No Beneficial Owner shall have the right to receive a certificate representing such Shares.  Delivery of all notices, statements, shareholder reports and other communications from any Fund to its Beneficial Owners will be at such Fund’s expense through the customary practices and facilities of the DTC and the DTC Participants.

E.                                      Investment Objectives and Policies

1.                                       General

The respective investment objective of each Fund will be to provide investment results that correspond, before fees and expenses, generally to the performance of its relevant Underlying Index.  In seeking to achieve the respective investment objective of each Fund, the Adviser and/or a Sub-Adviser will utilize the indexing investment approaches described below.  At least 80% of each Fund’s total assets will be invested in Component Securities of its respective Underlying Index, or in the case of Fixed Income Funds, in Component Securities of its respective Underlying Index and TBA Transactions (as defined below) representing Component Securities, and in the case of Foreign Funds, in Component Securities and Depositary Receipts (as defined below) representing such Component Securities.

A Fund may also invest up to 20% of its assets (the “20% Asset Basket”) in certain futures, options, swap contracts and other derivative instruments, cash and cash equivalents, as well as in securities not included in its Underlying Index but which the Adviser and/or the Sub-Adviser believes will help the Fund track its Underlying Index, as discussed in subsection 2 below.  A Fund will utilize either a “replication strategy” or “representative sampling strategy” to track its Underlying Index.  A Fund using a “replication strategy” will invest in the Component Securities in its Underlying Index in the same approximate proportions as in the Underlying Index.  A Fund utilizing a representative sampling strategy will hold some, but not necessarily all, of the Component Securities of its Underlying Index.  From time to time, adjustments will be made in the portfolio of each Fund in accordance with changes in the composition of the Underlying Index or, if applicable, to remain a “regulated investment company” (a “RIC”) under the Internal Revenue Code of 1986 (the “Code”) where, as discussed above, an Underlying Index fails the RIC diversification.  Applicants expect that the returns of each Fund will have an annual tracking error of less than 5% relative to its Underlying Index.

A Fund may utilize a representative sampling strategy with respect to its Underlying Index when a replication strategy might be detrimental to its Beneficial Owners, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of equity or fixed income securities to follow its Underlying Index which contains Component Securities too numerous to efficiently purchase or sell.  A Fund using a representative sampling strategy will invest in what it believes to be a representative sample of the Component Securities in the Underlying Index, which will be selected by the Adviser and/or a Sub-Adviser utilizing quantitative analytical procedures described below.  Under the representative sampling strategy, each security is selected for inclusion in a Fund through the Adviser’s and/or the Sub-Adviser’s application of quantitative analytical procedures to give the Fund’s portfolio an investment profile similar to that of its Underlying Index.  A representative sampling strategy is designed to select securities for a Fund’s portfolio so that the portfolio will have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings, valuation and yield) and liquidity measures similar to those of the Fund’s Underlying Index taken in its entirety.  The Adviser and/or a Sub-Adviser may also use a representative sampling strategy to exclude less liquid Component Securities contained in the Underlying Index from a Fund’s portfolio in order to create a more tradable portfolio and improve arbitrage opportunities.

If a representative sampling strategy is used, a Fund will not be expected to track the performance of its Underlying Index with the same degree of accuracy as would an investment vehicle that invested in every Component Security of the Underlying Index with the same weighting as the Underlying Index.

2.                                       Securities in Fund’s 20% Asset Basket Not Included in Its Underlying Index

As discussed above in subsection 1 above, a Fund may hold, as part of its 20% Asset Basket, securities and other financial instruments not included in its Underlying Index, but which the Adviser and/or a Sub-Adviser to the Fund believes will help the Fund track the performance of its Underlying Index (including, but not limited to, certain stock or bond index futures, stock or bond options, options on stock or bond index futures, swap contracts and other derivative instruments, cash and cash equivalents, as well as equity or fixed income securities not included in its Underlying Index).  The following examples illustrate certain circumstances in which a Fund may hold Portfolio Securities that are not Component Securities of its Underlying Index.  First, in order to reflect various corporate actions (such as mergers) and other changes in the Fund’s Underlying Index (such as reconstitutions), a Fund may accept as Deposit Securities (defined below) securities that are publicly announced as additions to the Underlying Index prior to their actual date of inclusion in such Underlying Index.  Second, a Fund may hold Portfolio Securities that have recently been deleted from the Underlying Index due to various corporate actions and reconstitutions.  Third, if applicable, a Fund may invest in securities that are not Component Securities of its Underlying Index when necessary to meet RIC diversification requirements.  For example, if an issuer represents a percentage of the Underlying Index that is in excess of the RIC single issuer limits, the Adviser or the Sub-Adviser may invest in securities that are not Component Securities of its Underlying Index, but which the Adviser and/or the Sub-Adviser believes have performance characteristics of the securities of that large issuer.  In such cases, the securities will be securities in the relevant region, country, industry, market, market segment or market sector tracked by its Underlying Index.

3.                                       Depositary Receipts

As noted above, at least 80% of each Foreign Fund’s assets will be invested in Component Securities and American Depositary Receipts (“ADRs”) and/or Global Depositary Receipts (“GDRs”).(7)  One or more of these Foreign Funds may invest a significant portion of its assets in Depositary Receipts representing the Component Securities of their respective Underlying Indices.  Applicants intend that any Foreign Fund would be able to treat Depositary Receipts that represent Component Securities of such Foreign Fund’s Underlying Index as Component Securities for purposes of any requirements related to the percentage of Component Securities held in such Foreign Fund’s portfolio.

(7)                                  ADRs and GDRs are collectively referred to herein as “Depositary Receipts.”

Depositary Receipts are typically issued by a financial institution (a “depositary”) and evidence ownership in a security or pool of securities that have been deposited with the depositary.(8)  A Fund will not invest in any Depositary Receipts that the Adviser deems to be illiquid or for which pricing information is not readily available.

F.                                      Exchange Listing

Each Fund will list its Shares on an Exchange.  The Distributor will serve as principal underwriter only of the Creation Units of Shares and will not maintain a secondary market in Shares.  Shares of each Fund will be traded on an Exchange in a manner similar to those of other ETFs.  No affiliated person of a Fund (except as permitted by the relief requested from Section 17(a) below), or of the Adviser or the Distributor will maintain a secondary market in Shares.

As long as each Fund operates in reliance on the requested Order, Shares will be listed on an Exchange.  Shares may also be cross-listed on one or more foreign securities markets.

G.                                    Sales of Shares

1.                                       General

The Trust will be structured in a manner similar to all other ETFs currently trading in the United States and therefore will offer, issue and sell Shares of its Funds to investors only in Creation Units through the Distributor on a continuous basis at the NAV next

(8)                                  Depositary Receipts include ADRs and GDRs.  With respect to ADRs, the depositary is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer.  The ADR is registered under the Securities Act of 1933, as amended, on Form F-6.  ADR trades occur either on an Exchange or off-exchange.  The Financial Industry Regulatory Authority (“FINRA”) Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis.  With respect to GDRs, the depositary may be a foreign or a U.S. entity, and the underlying securities may have a foreign or a U.S. issuer.  All GDRs are sponsored and trade on a foreign exchange.  No affiliated persons of Applicants will serve as the depositary bank for any Depositary Receipts held by a Fund.

determined after an order in proper form is received.  The NAV of each Fund is expected to be determined as of the close of the regular trading session on the New York Stock Exchange (the “NYSE”), which is usually 4:00 p.m. Eastern Time (“ET”)) (“Closing Time”) on each day that the NYSE is open.  Each Fund will sell and redeem Creation Units only on a “Business Day” which is defined as any day that the NYSE is open for business and includes any day that a Fund is required to be open under Section 22(e) of the Act.

In order to keep costs low and permit a Fund to be as fully invested as possible, Shares of the Fund generally will be purchased in Creation Units in exchange for the “in-kind” deposit, by the purchaser, of a portfolio of securities designated by the Adviser or a Sub-Adviser to correspond generally to the performance of the relevant Underlying Index (“Deposit Securities”), together with the deposit of a specified cash payment in the manner more fully described below.  Such an “in-kind” policy will minimize portfolio turnover and brokerage expenses.(9)  Deposit Securities and Fund Securities either (a) will correspond pro rata to the Portfolio Securities of a Fund, or (b) will not correspond pro rata to the Portfolio Securities, provided that the Deposit Securities and Fund Securities 1) consist of the same representative sample of Portfolio Securities designed to generate performance that is highly correlated to the performance of the Portfolio Securities, 2) consist only of securities that are already included among the existing Portfolio Securities, and 3) are the same for all Authorized Participants on a given Business Day.  In either case, a basket of Deposit Securities and a basket of Fund Securities (and a true pro rata slice of the Portfolio Securities) may differ solely to the extent necessary (a) because it is impossible to break up bonds beyond certain minimum sizes needed

(9)                                  Personnel of the Adviser or any Sub-Adviser who are responsible for the designation and dissemination of the Deposit Securities or the Fund Securities will be prohibited from communicating any changes in either basket to other personnel within the Adviser, Sub-Adviser or any affiliates or to other unauthorized individuals or organizations until after such changes have been disseminated by the National Securities Clearing Corporation (“NSCC”).

for transfer and settlement, (b) because, in the case of equity securities, rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots, or (c) for temporary periods, to effect changes in the Portfolio Securities as a result of the rebalancing of an Underlying Index.  A tradeable round lot for an equity security will be the standard unit of trading in that particular type of security in its primary market.  However, Fund Securities received on redemption may not always be identical to Deposit Securities deposited in connection with the purchase of Creation Units for the same day (see, Section II.I. “Redemption” below).  The Funds will comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Fund Securities, including that the Deposit Securities and Fund Securities are sold in transactions that would be exempt from registration under the Securities Act.(10)  Applicants note that, in some circumstances or in certain countries, it may not be practicable or convenient, or permissible under the laws of certain countries or the regulations of certain foreign stock exchanges, for a Foreign Fund to operate on an “in-kind” basis exclusively.

The Fixed Income Funds may substitute a cash-in-lieu amount to replace any Deposit Security or Fund Security of a Fund that is a “to-be-announced transaction” or “TBA Transaction.”  A TBA Transaction is a method of trading mortgage-backed securities.  In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price.  The actual pools delivered generally are determined two days prior to settlement date.  The amount of substituted cash in the case of TBA Transactions will be equivalent to the value of the TBA Transaction listed as a Deposit Security or Fund Security.

(10)                            Each Fund must comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Fund Securities, including any laws with respect to Deposit Securities and Fund Securities that are sold in transactions that would be exempt from registration under the Securities Act.  In accepting Deposit Securities and satisfying redemptions with Fund Securities that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the relevant Funds will comply with the conditions of Rule 144A, including in satisfying redemptions with such Rule 144A eligible restricted Fund Securities.

A Fund may permit, in its discretion, an “in-kind” purchaser to substitute cash in lieu of depositing some or all of the requisite Deposit Securities.  In order for each Fund to preserve maximum efficiency and flexibility, each Fund reserves the right to determine in the future that its Shares may be purchased in Creation Units on a “cash-only” basis.  The decision to permit “cash-only” purchases of Creation Units, to the extent made at all in the future, would be made if the applicable Fund and the Adviser or a Sub-Adviser believed such method would reduce such Fund’s transaction costs or would enhance such Fund’s operating efficiency.

2.                                       Transaction Fees

Transaction expenses, including operational processing and brokerage costs, may be incurred by a Fund when investors purchase or redeem Creation Units “in-kind” and such costs have the potential to dilute the interests of the Fund’s existing shareholders.  Hence, each Fund will impose purchase or redemption transaction fees (“Transaction Fees”) in connection with effecting such purchases or redemptions of Creation Units.  Since the Transaction Fees are intended to defray the transaction expenses as well as to prevent possible shareholder dilution resulting from the purchase or redemption of Creation Units, the Transaction Fees will be borne only by such purchasers or redeemers.  Where a Fund permits an “in-kind” purchaser to substitute cash in lieu of depositing one or more of the requisite Deposit Securities, the purchaser may be assessed a higher Transaction Fee on the cash in lieu portion of its investment to cover the cost of purchasing such Deposit Securities, including operational processing and brokerage costs, and part or all of the spread between the expected bid and offer side of the market relating to such Deposit Securities.  The exact amounts of such Transaction Fees will be determined separately for each Fund and may vary over time.

Variations in the Transaction Fees may be imposed from time to time in accordance with Rule 22d-1 under the Act.  From time to time and for such periods as the Adviser and/or a Sub-Adviser in its sole discretion may determine, the Transaction Fees for purchases or redemptions of Creation Units for any Fund may be increased, decreased or otherwise modified.  Such changes and variations will be effected by an amendment or supplement to the then-current registration statement for the Fund.  Such Transaction Fees will be limited to amounts that have been determined by the Fund to be appropriate and will take into account operational processing costs associated with the recent Deposit Securities and Fund Securities of the Fund.  In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

3.                                       Payment Requirements for Creation Units

All orders to purchase Creation Units must be placed with the Distributor by or through an “Authorized Participant” which is either:  (i) a “Participating Party,” i.e., a broker-dealer or other participant in the Continuous Net Settlement (“CNS”) System of the NSCC, a clearing agency registered with the Commission, or (ii) a participant in DTC, and which, in either case, has signed a “Participant Agreement” with the Distributor.  An Authorized Participant is not required to be a member of an Exchange.  The Distributor will be responsible for transmitting the orders to the Funds and will furnish to those placing such orders confirmation that the orders have been accepted, but the Distributor may reject any order for any reason, including an order which is not submitted in proper form.  Subsequent to the acceptance of an order to purchase Shares in Creation Units, upon delivery of the requisite Deposit Securities and cash balancing payment, each as described below, the Distributor will instruct the applicable Fund to initiate “delivery” of the appropriate number of Shares of the applicable Fund to the book-entry account specified by the entity placing the order.  The Distributor also will be responsible for delivering the Fund’s Prospectus to those persons purchasing Shares in Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it.  In addition, the Distributor will maintain a record of the instructions given to the applicable Fund to implement the delivery of its Shares.

Payment with respect to Creation Units placed through the Distributor will be made by the purchasers generally by an “in-kind” deposit with the Fund of the Deposit Securities (selected in the manner discussed above under Section II.E. “Investment Objectives and Policies”) together with an amount of cash, if necessary, specified by the Adviser or the Sub-Adviser in the manner described below (“Balancing Amount”).  The deposit of the requisite Deposit Securities and the Balancing Amount are collectively referred to herein as a “Portfolio Deposit.”  The Balancing Amount is an amount equal to the difference between (1) the NAV times the appropriate number of Shares of a Creation Unit of a Fund (“Aggregate NAV per Creation Unit”) and (2) the total aggregate market value (per Creation Unit) of the Deposit Securities (such value referred to herein as the “Deposit Amount”).  The Balancing Amount serves the function of compensating for differences, if any, between the Aggregate NAV per Creation Unit and the Deposit Amount.  The Portfolio Deposit will apply to all purchases of Creation Units until a new Portfolio Deposit for a Fund is announced.

Each Fund will make available on each Business Day, prior to the opening of trading on the listing Exchange for that Fund, the list of the names and the required number of shares of each Deposit Security included in the current Portfolio Deposit (based on information at the end of the previous Business Day) for the relevant Fund (“Creation List”), along with the

Balancing Amount.  Such Portfolio Deposit will be applicable, subject to any adjustments to the Balancing Amount, as described below, in order to effect purchases of Creation Units of a given Fund until such time as the next-announced Portfolio Deposit composition is made available.

The identity and number of shares of the Deposit Securities required for the Portfolio Deposit for each Fund will change as rebalancing adjustments and corporate action events are reflected from time to time by the Adviser and/or a Sub-Adviser with a view to the investment objective of such Fund.  The composition of the Deposit Securities may also change in response to adjustments to the weighting or composition of the Component Securities in the relevant Underlying Index.  The adjustments described above will reflect changes, known to the Adviser and/or a Sub-Adviser by the time of determination of the Deposit Securities, in the composition of the Underlying Index being tracked by the relevant Fund, or resulting from stock splits and other corporate actions.

In addition, each Fund reserves the right to permit or require the substitution of an amount of cash (i.e., a “cash in lieu” amount) to be added to the Balancing Amount, if any, to replace any Deposit Securities that (i) may be unavailable or not available in sufficient quantity for delivery to the applicable Fund upon the purchase of Shares in Creation Units, (ii) may not be eligible for transfer through the ETF Clearing Process (defined below) or (iii) may not be eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting.  Orders involving such a substitution are herein referred to as “custom orders.”  When such custom orders are available or specified for a Fund, they will be effected in essentially the same manner as “in-kind” purchases of Shares.  In the case of a cash purchase of Creation Units, the investor must pay the cash equivalent of the Deposit Securities it would otherwise be required to provide through an “in-kind” purchase, plus the same Balancing

Amount required to be paid by an “in-kind” purchaser.  In addition, trading costs, operational processing costs and brokerage commissions associated with using cash to purchase the requisite Deposit Securities will be incurred by such Fund and will affect the value of all Shares, hence the Adviser or the Sub-Adviser may adjust the relevant Transaction Fee to defray any such costs and prevent shareholder dilution in the manner and within the parameters described in subsection 2 above.

Creation Units may be purchased only by or through an Authorized Participant that has entered into a Participant Agreement with the Distributor.  An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant.  Authorized Participants making payment for Creation Units of Domestic Equity Funds placed through the Distributor must either:  (i) initiate instructions pertaining to Portfolio Deposits through the CNS System as such processes have been enhanced to effect purchases and redemptions of Creation Units (such process being referred to herein as the “ETF Clearing Process”) or (ii) deposit Portfolio Deposits with the Fund “outside” the ETF Clearing Process through the facilities of DTC (“DTC Facilities”). This latter process, which is a DTC manual clearing process, is available to all DTC Participants; because it involves the manual line-by-line movement of (potentially) hundreds of securities positions, its usage generally costs a Fund more than the ETF Clearing Process to settle a purchase or redemption of a Creation Unit.  With respect to any Fund that invests in a mix of domestic and foreign equity and debt securities, the clearance and settlement of its Creation Units will depend on the nature of each security, consistent with the processes discussed below.

All orders to purchase Creation Units, whether through the ETF Clearing Process, or “outside” the ETF Clearing Process through DTC Facilities or otherwise, must be received by the Distributor no later than the order cut-off time as designated in the relevant Participant Agreement (the “Order Cut-Off Time”) in each case on the date such order is placed (“Transmittal Date”) in order for creation of Creation Units to be effected based on the NAV of the relevant Funds as determined on such date.  The Order Cut-Off Time is expected to generally be 4:00 p.m. ET.  In the case of custom orders, the order must be received by the Distributor, no later than 3:00 p.m. ET.  On days when an Exchange or the bond markets close earlier than normal, Fixed Income Funds may require custom orders for Creation Units to be placed earlier in the day.  For example, on days when the generally accepted close of the bond market occurs earlier than normal (such as the day before a holiday), the Order Cut-Off Time for custom orders is expected to be no later than 11:00 a.m. ET.  The procedures for making payment through the ETF Clearing Process as well as “outside” the ETF Clearing Process through DTC Facilities or otherwise, will be set forth in detail in each Fund’s SAI.

The ETF Clearing Process is not currently available for purchases (or redemptions) of Foreign Funds; hence an entity purchasing (or redeeming) such Creation Units must effect such transactions “outside” the ETF Clearing Process.  Authorized Participants making payments for Creation Units of Shares of Foreign Funds placed through the Distributor must have international trading capabilities and must deposit the Portfolio Deposit with the Fund “outside” the ETF Clearing Process through each Fund’s custodian and relevant sub-custodians in the manner described below.  Once the Fund’s custodian has been notified of an order to purchase, it will provide such information to the relevant sub-custodian(s) of each such Foreign Fund.

The Fund’s custodian shall cause the sub-custodian(s) of each such Foreign Fund to maintain an account into which the Authorized Participant shall deliver, on behalf of itself or the party on whose behalf it is acting, the securities included in the designated Portfolio Deposit (or the cash value of all or part of such securities, in the case of a permitted or required cash purchase or “cash-in-lieu” amount), with any appropriate adjustment as advised by the Fund.  Deposit Securities must be maintained by the applicable local sub-custodian(s).  Following the notice of intention, an irrevocable order to purchase Creation Units, in the form required by the Fund, must be received by the Distributor, as principal underwriter, from an Authorized Participant on its own or another investor’s behalf by the Closing Time on the date such request is submitted.

Except as described below, Shares and Deposit Securities of Fixed Income Funds will clear and settle in the same manner as the Shares and Deposit Securities of Equity Funds.  The ETF Clearing Process is not currently available for ETFs that invest in fixed income securities.  Therefore, transactions must be effected “outside” the ETF Clearing Process.  Deposit Securities that are U.S. government or U.S. agency securities and any cash will settle via free delivery through the Federal Reserve System.  Non-U.S. fixed income securities will settle in accordance with the normal rules for settlement of such securities in the applicable non-U.S. market.  The Shares will settle through DTC.  The Custodian will monitor the movement of the underlying Deposit Securities and will instruct the movement of Shares only upon validation that such securities have settled correctly.  The settlement of Shares will be aligned with the settlement of the underlying Deposit Securities and will generally occur on a settlement cycle of T+3 Business Days or shorter, at the sole discretion of the Trust on behalf of each Fixed Income Fund.(11)  Applicants do not believe the issuance and settlement of Creation Units in the manner

(11)                            Applicants note that Shares of the Fixed Income Funds typically will trade and settle on a trade date plus three business days (“T+3”) basis. Where this occurs, Applicants believe that Shares of each Fixed Income Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Securities through the Shares’ T+3 settlement date. As with other investment companies, the Act requires the Fixed Income Funds to calculate NAV based on the current market value of portfolio investments, and does not permit the Fixed Income Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of the Fixed Income Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Fixed Income Funds. The Market Makers (and other institutional investors) who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

described above will have any negative impact on the arbitrage efficiency or the secondary market trading of Shares.  Applicants do not believe that the clearing and settlement process will affect the arbitrage of Shares of the Fixed Income Funds.

Subject to the conditions that (i) a properly completed irrevocable purchase order has been submitted by the Authorized Participant (either on its own or another investor’s behalf) not later than the Closing Time on the Transmittal Date, and (ii) arrangements satisfactory to the applicable Fund are in place for payment of the Balancing Amount and any other cash amounts which may be due, the applicable Fund will accept the order, subject to its right (and the right of the Distributor, the Adviser or a Sub-Adviser) to reject any order for any reason, including an order not submitted in proper form.  In addition, a Fund may reject a purchase order transmitted to it by the Distributor if:

(i)                                     the purchaser or group of related purchasers, upon obtaining the Creation Units of Shares of a Fund order, would own eighty percent (80%) or more of the outstanding Shares of such Fund;

(ii)                                  the acceptance of the Portfolio Deposit would have certain adverse tax consequences, such as causing a Fund which has elected to be treated as a RIC to no longer meet RIC status under the Code for federal tax purposes;

(iii)                               the acceptance of the Portfolio Deposit would, in the opinion of the Fund, be unlawful, as in the case of a purchaser who was banned from trading in securities;

(iv)                              the acceptance of the Portfolio Deposit would otherwise, in the discretion of the Fund, the Adviser and/or Sub-Advisers, have an adverse effect on the Fund or on the rights of the Fund’s Beneficial Owners; or

(v)                                 there exist circumstances outside the control of the Fund that make it impossible to process purchases of Creation Units of Shares for all practical purposes.  Examples of such circumstances include:  acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outage resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Funds, the Adviser, any Sub-Adviser, the Transfer Agent, the Custodian, the Distributor, DTC, NSCC or any other participant in the purchase process; and similar extraordinary events.

The SAI of each Fund will disclose any other grounds for rejection of purchase orders transmitted to the Fund by the Distributor.

A Creation Unit of a Fund will not be issued until the transfer of good title to the Fund of the Deposit Securities and the payment of the Balancing Amount have been completed.  Notwithstanding the foregoing, to the extent contemplated by a Participant Agreement, Creation Units will be issued to an Authorized Participant notwithstanding the fact that the corresponding Portfolio Deposits have not been received in part or in whole, in reliance on the undertaking of such Authorized Participant to deliver the missing Deposit Securities as soon as possible, which undertaking shall be secured by such Authorized Participant’s delivery and maintenance of sufficient collateral.  The Participant Agreement will permit the Fund to use such collateral to buy the missing Deposit Securities at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Fund of purchasing such securities and the value of the collateral.

H.                                    Pricing

The price of Shares trading on an Exchange will be based on a current bid/offer.  The price of Shares of each Fund, like the price of all traded securities, will be subject to factors such as supply and demand, as well as the current value of the Portfolio Securities held by such Fund.  In addition, Shares are available for purchase or sale on an intraday basis on an Exchange and do not have a fixed relationship to the previous day’s NAV or the current day’s NAV.  Prices on an Exchange therefore may be below, at, or above the most recently calculated NAV.  No secondary sales will be made to brokers or dealers at a concession by the Distributor or by a Fund.  Transactions involving the sale of Shares on an Exchange will be subject to customary brokerage commissions and charges.

Applicants believe that the existence of a continuous trading market on an Exchange for Shares, together with the publication by the Exchange of the current market value of the sum of the Deposit Securities and the estimated Balancing Amount, will be features of each Fund particularly attractive to certain types of investors.  Applicants intend to emphasize these features in the marketing of Shares.

I.                                         Redemption

Beneficial Owners of Shares may sell their Shares in the secondary market, but to redeem an investor must accumulate enough Shares to constitute a whole Creation Unit.  Just as Shares can be purchased from a Fund only in Creation Units, such Shares similarly may be redeemed only if tendered in Creation Units.  Redemption orders must be placed by or through an Authorized Participant.  Creation Units will be redeemable at the NAV next determined after receipt of a request for redemption by the applicable Fund.  Each Fund will have, pursuant to its organizational documents, the right to make redemption payments in respect of a Fund in cash, “in-kind,” or a combination of both, provided the value of its redemption payments on a Creation Unit basis equals the NAV times the appropriate number of Shares of such Creation Unit.

Consistent with the provisions of Section 22(e) of the Act and Rule 22e-2 thereunder, the right to redeem will not be suspended, nor payment upon redemption delayed,

except as provided by Section 22(e) of the Act, except as may be permitted under the relief requested herein in connection with Foreign Funds (see Section IV.D.).

Subject to the foregoing, Creation Units of any Fund will generally be redeemable on any Business Day in exchange for the Cash Redemption Payment (defined below) in effect and Fund Securities listed on the date a request for redemption is made.(12)

The Adviser and/or a Sub-Adviser will publish daily the list of Fund Securities which a redeemer will receive from the Fund (“Redemption List”).(13)  As discussed above, the Creation List may differ slightly from the Redemption List in certain situations (e.g., temporary periods after the rebalancing of an Underlying Index).  The Fund will also deliver to the redeeming Beneficial Owner in cash the “Cash Redemption Payment,” which on any given Business Day will be an amount calculated in the same manner as that for the Balancing Amount, although the actual amounts may differ if the Redemption List is not identical to the Creation List applicable for creations on the same day.  To the extent that the Fund Securities on the Redemption List have a value greater than the NAV of the Shares being redeemed, a cash payment equal to the differential is required to be paid by the redeeming Beneficial Owner to the

(12)                          In the event that any Fund is terminated, the composition and weighting of the Portfolio Securities to be made available to redeemers shall be established as of such termination date.  There are no specific termination events, but any Fund may be terminated by a majority vote of the Board of Trustees of the Fund (“Board”).  Although the Fund Shares are not automatically redeemable upon the occurrence of any specific event, each Fund’s organizational documents provide that the Board will have the unrestricted power to alter the number of Shares constituting a Creation Unit.  Therefore, in the event of a termination, the Board in its discretion could determine to permit the Shares to be individually redeemable.  In such circumstances, the Fund might elect to pay cash redemptions to all shareholders, with an “in-kind” election for shareholders owning in excess of a certain stated minimum amount.

(13)                          The Adviser and the Distributor have adopted a Code of Ethics as required under Rule 17j-1 of the Act, and Rule 204-2 of the Advisers Act which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1.  The Adviser and the Distributor have adopted Policies and Procedures to Detect and Prevent Insider Trading as required under Section 204A of the Advisers Act which are reasonably designed taking into account the nature of their business, to prevent the misuse in violation of the Advisers Act or the Exchange Act or the rules or regulations thereunder, of material non-public information.  Similarly, any Sub-Adviser will also have a Code of Ethics and Policies and Procedures to Detect and Prevent Insider Trading.

applicable Fund.  Each Fund may also make redemptions in cash in lieu of transferring one or more Fund Securities to a redeeming investor if the Fund determines, in its discretion, that such method is warranted.  This could occur, for example, when a redeeming entity is restrained by regulation or policy from transacting in certain Fund Securities, such as the presence of such Fund Securities on a redeeming investment banking firm’s restricted list.

To the extent contemplated by a Participant Agreement, in the event an Authorized Participant has submitted a redemption request in proper form but is unable to transfer all or part of the Creation Unit to be redeemed to the Distributor, on behalf of the Fund, by the closing time of the regular trading session on the Exchange on the date such redemption request is submitted, the Distributor will nonetheless accept the redemption request in reliance on the undertaking by the Authorized Participant to deliver the missing Shares as soon as possible, which undertaking shall be secured by the Authorized Participant’s delivery and maintenance of sufficient collateral.  The Participant Agreement will permit the relevant Fund to use such collateral to purchase the missing Shares or acquire the Fund Securities and the Cash Redemption Payment underlying such Shares, and will subject the Authorized Participant to liability for any shortfall between the cost of the Fund acquiring such Shares, Fund Securities or Cash Redemption Payment and the value of the collateral.  The SAI of the Fund will contain further details relating to such collateral procedures.

A redemption request outside the ETF Clearing Process will be considered to be in proper form if (i) a duly completed request form is received by the Distributor from the Authorized Participant on behalf of itself or another redeeming investor at a time specified by the Fund (currently expected to be 4:00 p.m. ET), and (ii) arrangements satisfactory to the Fund are in place for the Authorized Participant to transfer or cause to be transferred to the Fund the

Creation Unit of such Fund being redeemed through the book-entry system of the DTC on or before contractual settlement of the redemption request.  As discussed above, in certain circumstances, each Fund in its discretion may require or permit cash to be substituted for Fund Securities.  An entity redeeming Shares in Creation Unit aggregations “outside” the ETF Clearing Process may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the ETF Clearing Process.  In addition, an entity redeeming Shares that receives cash in lieu of one or more Fund Securities may be assessed a higher Transaction Fee on the “cash in lieu” portion to cover the costs of selling such Fund Securities, including trading costs, brokerage commissions, and all or part of the spread between the expected bid and offer side of the market relating to such Fund Securities.  This higher Transaction Fee will be assessed in the same manner as the Transaction Fee incurred in purchasing Creation Units using a “cash in lieu” portion.

In the case of Shares of Foreign Funds, upon redemption of Creation Units and taking delivery of the Fund Securities into the securities account of the redeeming shareholder or an Authorized Participant acting on behalf of such investor, such person must maintain appropriate security arrangements with a broker-dealer, bank or other custody provider in each jurisdiction in which any of such Fund Securities are customarily traded.  If neither the redeeming shareholder nor the Authorized Participant acting on behalf of such redeeming shareholder has appropriate arrangements to take delivery of the Fund Securities in the applicable jurisdictions and it is not possible to make such arrangements, or if it is not possible to effect deliveries of the Fund Securities in such jurisdictions and in certain other circumstances,(14)

(14)                           Applicants note that certain holders of Shares residing in a country that is the locale of the Foreign Index may be subject to unfavorable income tax treatment if they are entitled to receive “in-kind” redemption proceeds.  In such cases, the Fund may adopt a policy that such resident shareholders may redeem Creation Units solely for cash.

the Fund may in its discretion exercise its option to redeem such Shares for cash, and the redeeming shareholder will be required to receive its redemption proceeds in cash.  In such case, the investors will receive a cash payment equal to the NAV based on the NAV of the relevant Fund next determined after the redemption request is received in proper form, minus the Transaction Fee, as well as the other costs incidental to converting securities to cash.

J.                                      Dividend Reinvestment Service

No Fund will make the DTC book-entry dividend reinvestment service available for use by Beneficial Owners for reinvestment of their cash proceeds but certain individual brokers may make a dividend reinvestment service available to their clients.

K.                                    Shareholder Transaction and Distribution Expenses

No sales charges for purchases of Creation Units of any Fund will be imposed by any Fund or Adviser.  As indicated above in Section II.I. “Redemption,” each Fund will charge a Transaction Fee only to those investors purchasing and redeeming Shares in Creation Units.  However, investors purchasing and selling Shares in the secondary market may incur customary brokerage commissions, fees and expenses.  Each Fund is authorized to implement a plan under Rule 12b-1 of the Act of up to 25 basis points, calculated on the average daily NAV of each Fund.(15)  All expenses incurred in the operation of the Funds will be borne by and allocated among the Initial Funds and any Future Funds, except to the extent specifically assumed by the Adviser or some other party.

(15)                            It is not currently contemplated that a Fund will charge a Rule 12b-1 fee.

L.                                     Shareholder Reports

Each Fund will furnish to the DTC Participants for distribution to Beneficial Owners of Shares notifications with respect to each distribution, as well as an annual notification as to the tax status of such Fund’s distributions.  Each Fund will also furnish to the DTC Participants, for distribution to Beneficial Owners of Shares, the Fund’s annual report containing audited financial statements, as well as copies of semi-annual shareholder reports.

M.                                  Availability of Information Regarding Shares and Underlying Indices

Applicants intend that, on each Business Day, the Creation List, the Redemption List, and the Balancing Amount effective as of the previous Business Day, per individual outstanding Share of each Fund, will be made available.  The Funds’ Administrator intends to provide an estimated Balancing Amount, adjusted through the close of the trading day, to the relevant listing Exchange.  The amount representing, on a per Share basis, the sum of the current value of the Deposit Securities and the estimated Balancing Amount will be disseminated every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association.  The listing Exchange will not be involved in, or be responsible for, the calculation of the estimated Balancing Amount nor will it guarantee the accuracy or completeness of the estimated Balancing Amount.  No Fund will be involved in, or responsible for, the calculation or dissemination of the sum of the estimated Balancing Amount and the current value of the Deposit Securities, and will make no warranty as to its accuracy.  If an Index is comprised of both U.S. and foreign securities or exclusively foreign securities, the Index Provider of such Underlying Index will ensure that the value of the Underlying Index will be updated intra-day on a real time basis as individual Component Securities change in price and will be disseminated every 15 seconds throughout the trading day by the relevant listing Exchange or such other organization authorized by the Index Provider to reflect:  (i) changing market prices if there is any overlap between the normal market hours in the United States and the market(s) covered by such Underlying Index (otherwise closing or last-sale prices in the applicable non-U.S. market are used); and (ii) changing currency exchange rates. Each Fund will make available on a daily basis the names and required numbers of each of the Deposit Securities in a Creation Unit as well as information regarding the Balancing Amount.  The NAV for each Fund will be calculated and disseminated daily.  In addition, a website that will include each Fund’s Prospectus, any Summary Prospectus and SAI, the Portfolio Securities and relevant Underlying Index for each Fund, the prior business day’s NAV and the market closing price or mid-point of the bid-ask spread (“Bid/Ask Price”) and a calculation of the premium or discount of the market closing price or Bid/Ask Price at the time of calculation of the NAV against such NAV, the Component Securities of the relevant Underlying Index and a description of the methodology used in its computation will be maintained (or a web address to where such information may be obtained) (“Website”).  The Website will be publicly available prior to the public offering of Shares.

The closing prices of each Fund’s Deposit Securities are readily available from, as applicable, the relevant listing Exchange, automated quotation systems, published or other public sources or on-line information services such as Quotron, Bloomberg or Reuters.  Similarly, information regarding market and prices and volume of Shares will be broadly available on a real time basis throughout the trading day.  In addition, Applicants expect, given the past history of other Prior ETFs, that Shares will be followed closely by stock market and mutual fund professionals as well as investment advisers, who will offer their analysis of why investors should purchase, hold, sell or avoid Shares.  In conclusion, Exchange listing of Shares should help ensure that there is a substantial amount of raw data available, and that such data is packaged, analyzed and widely disseminated to the investing public.

N.                                    Sales and Marketing Materials; Prospectus Disclosure

Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between the Funds and a traditional “open-end investment company” or “mutual fund.”  For example, with respect to disclosure in a Fund’s Prospectus concerning the description of a Fund and the non-redeemability of Shares, the Funds will observe the following policies:  (i) the term “mutual fund” will not be used except to compare and contrast a Fund with conventional mutual funds; (ii) the term “open-end management investment company” will be used in the Fund’s Prospectus only to the extent required by Form N-1A or other securities law requirements and this phrase will not be included on the Fund’s Prospectus cover page or summary; (iii) the front cover page of the Fund’s Prospectus (and Summary Prospectus, if any) will set forth the fact that Shares will be listed on an Exchange (which will be identified) and will be individually non-redeemable; (iv) the Fund’s Prospectus (and Summary Prospectus, if any) will disclose that the owners of Shares may acquire those Shares from the Fund, and tender those Shares for redemption to the Fund, in Creation Units only; and (v) the Fund’s Prospectus (and Summary Prospectus, if any) will clearly disclose that individual Fund Share prices may be below, above or at the most recently calculated NAV.  The detailed explanation of the issuance and redemption procedures for Creation Units will be in the SAI.

Although the Trust will be classified and registered under the Act as an open-end management investment company, neither the Trust nor any Fund will be advertised or marketed or otherwise “held out” as a traditional open-end investment company or a mutual fund.  Instead, each Fund will be marketed as an “ETF.”  To that end, the designation of the Funds in all marketing materials will be limited to the terms “ETF,” “exchange-traded fund,” “investment company,” “fund” and “trust” without reference to an “open-end fund” or a “mutual fund,” except to compare and contrast the Funds with traditional open-end management investment companies (which may be referred to as “mutual funds”).  All marketing materials that describe the features or method of obtaining, buying or selling Creation Units, or Shares traded on an Exchange, or refer to redeemability, will prominently disclose that Shares are not individually redeemable and will disclose that the owners of Shares may acquire those Shares from the Fund, or tender such Shares for redemption to the Fund in Creation Units only.  The same approach will be followed in connection with the investor educational materials issued or circulated in connection with the Shares.

After a Fund has traded for twelve months or more, the Website will provide supplementary information on market premiums or discounts relative to the NAV to enable present and prospective shareholders to evaluate the relative desirability of the Shares’ intraday marketability versus a conventional mutual fund’s redeemability at NAV at every trading day’s closing NAV.

The primary disclosure document with respect to the Shares will be the Fund’s Prospectus or Summary Prospectus.  As with all investment company securities, the purchase of Shares in Creation Units will be accompanied or preceded by a Prospectus or Summary Prospectus.

A Fund’s Prospectus and/or SAI will make clear that Shares may be bought from a Fund only in Creation Units and redeemed by the Fund only if tendered in Creation Units.  It will note that an investor may incur brokerage costs in purchasing enough Shares to constitute a Creation Unit.

The Funds will provide copies of its annual and semi-annual shareholder reports to DTC participants for distribution to shareholders. The above policies and format will also be followed in all reports to shareholders.

O.                                   Procedure by which Shares Will Reach Investors; Disclosure Documents

Based on the experience of Prior ETFs, Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units of a Fund.

One category is the institutional investor that desires to keep a portion of its portfolio indexed to the relevant Underlying Index and finds Shares a cost effective means to do so, with the added benefit of exchange-traded liquidity should it wish to sell some or all of its holding.  Institutional investors may also wish to purchase or redeem Creation Units of a Fund to take advantage of the potential arbitrage opportunities in much the same manner as the arbitrageurs discussed below.

The other likely institutional investor is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares of a Fund on an Exchange versus the aggregate value of the Portfolio Securities held by such Fund.  Applicants do not expect that arbitrageurs will hold positions in Shares for any length of time unless the positions are appropriately hedged.  Applicants believe that arbitrageurs will purchase or redeem Creation Units of a Fund in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market, as well as keep the market price of Shares close to their NAV.

Lastly, Applicants observe that Market Makers, acting in their roles to provide a fair and orderly secondary market for the Shares, may from time to time find it appropriate to purchase or redeem Creation Units in connection with their market-making activities on the Exchange.

In the above examples, those who purchase Shares of a Fund in Creation Units may hold such Shares or may, at the time of purchase or at a later time, sell such Shares into the secondary market.  Applicants expect that secondary market purchasers of Shares of a Fund will include both institutional investors and “retail” investors for whom such Shares provide a useful, “retail-priced” exchange-traded mechanism for investing in the country, industry, market, market segment or market sector represented by the relevant Underlying Index.  The price at which Shares trade will be disciplined by arbitrage opportunities created by the option continually to purchase or redeem Shares in Creation Units, which Applicants expect to help ensure discounts or premiums in relation to NAV will not be sustained.

The proposed method by which Shares will be purchased and traded may raise certain issues under applicable securities laws.  As described above, Shares in Creation Units will be offered continuously to the public.  Because new Shares may be created and issued on an ongoing basis, at any point during the life of the relevant Fund, a “distribution,” as such term is used in the Securities Act, may be occurring.  Some activities on the part of the broker-dealers and other persons may, depending on the circumstances, result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act.  For example, a broker-dealer firm and/or its client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into the constituent individual Shares, and sells such Shares directly to customers, or if it chooses to couple the purchase of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares.  A determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular cases.

Dealers who are not “underwriters,” but are participating in a distribution (as contrasted to ordinary secondary market transactions), and thus dealing with Shares that are part of an “unsold allotment” within the meaning of Section 4(3)(C) of the Securities Act, would be unable to take advantage of the prospectus-delivery exemption provided by Section 4(3) of the Securities Act.(16)

The Distributor will act as coordinator in connection with the production and distribution of such materials to broker-dealers and will make generally known among the broker-dealer community that a current version of a Fund’s Prospectus, Summary Prospectus (if any) and SAI may be obtained through the Distributor.  Brokerage firms will be able to order in advance their anticipated quantities of such materials from the Distributor.  Additionally, the Distributor will arrange to deliver a Fund’s Prospectus, Summary Prospectus (if any) and SAI to the listing Exchange, where they will be available for review by investors.

III.                              RELIEF REQUESTED RELATED TO THE ESTABLISHMENT AND OPERATION OF THE FUNDS:  SUMMARY OF THIS APPLICATION

Applicants seek an Order from the Commission (i) permitting each Fund as an open-end investment company to issue Shares that are redeemable in large aggregations only;

(16)                          Applicants note that prospectus delivery is not required in certain instances, including purchases of Shares by an investor who has previously been delivered a Prospectus and/or Summary Prospectus (until such Prospectus and/or Summary Prospectus is supplemented or otherwise updated) and unsolicited brokers’ transactions in Shares (pursuant to Section 4(4) of the Securities Act).  Also, firms that do incur a prospectus-delivery obligation with respect to Shares will be reminded that under Securities Act Rule 153, a prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Exchange in connection with a sale on such Exchange is satisfied by the fact that the Fund’s Prospectus, Summary Prospectus (if any) and SAI are available at such Exchange upon request.  The prospectus-delivery mechanism provided in Rule 153 is only available with respect to transactions on the listing Exchange.

(ii) permitting secondary market transactions in Shares at negotiated prices, rather than at the current offering price; (iii) permitting affiliated persons of each Fund, or Second-Tier Affiliates of each Fund, to deposit securities into, and receive securities from, each Fund in connection with the purchase and redemption of Creation Units, all as more fully set forth below;  and (iv) permitting a Foreign Fund to provide payment or satisfaction of redemption requests in periods exceeding seven days, up to a maximum of fifteen calendar days, in certain circumstances.

The exemptive relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act:

“if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of. . . [the Act].”

Applicants believe that Shares of each Fund will afford significant benefits in the public interest.  Among other benefits, availability of Shares would:  provide increased investment opportunities, which should encourage diversified investment; provide in the case of individual tradable Shares, a potentially lower cost, market-basket security for small and middle-sized accounts of individuals and institutions that would be available at intra-day prices reflecting minute-by-minute market conditions rather than only closing prices; provide a security that should be freely available in response to market demand; provide competition for comparable products available in both foreign and U.S. markets; attract capital to the U.S. market; facilitate the implementation of diversified investment management techniques; and provide a more tax efficient investment vehicle than most traditional mutual funds or closed-end funds.  As such, Applicants believe the Shares of the Funds are appropriate for exemptive relief under Section 6(c).

With respect to the exemptive relief specified below regarding Sections 17(a)(1) and 17(a)(2) of the Act, relief is also requested pursuant to Section 17(b), which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

“the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve any overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned. . . and the proposed transaction is consistent with the general purposes of [the Act].”

Absent the unusual circumstances discussed previously in this Application, Deposit Securities and Fund Securities for a Fund (except for permitted cash-in-lieu amounts) will be the same, and in-kind purchases and redemptions will be on the same terms, for all purchasers and redeemers, respectively, regardless of the identity of the purchaser or redeemer including whether the purchaser or redeemer is an affiliate.  In each case, Creation Units are sold and redeemed by each Fund at the Fund’s NAV.  The Deposit Securities and Fund Securities, and accompanying Balancing Amounts, are based on a standard applicable to all investors and valued in the same manner in all cases.  Such transactions do not involve “overreaching” by an affiliated person.  Accordingly, Applicants believe the proposed transactions described herein meet the Section 17(b) standards for relief because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Units, will be reasonable and fair and will not involve overreaching on the part of any person concerned; the proposed transactions will be consistent with the policies of each Fund as described herein and are consistent with the general purposes of the Act.

Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act.  The exemptions and Order requested are substantially similar to those granted in the Prior ETF orders.

IV.                              REQUEST FOR ORDER

A.                                    Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)

Section 5(a)(1) of the Act defines an “open-end company” as “a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.”  The term “redeemable security” is defined in Section 2(a)(32) of the Act as:

“any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer . . . is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.”

Applicants believe that the Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security and, consequently, each Fund could be viewed as satisfying the definitional requirement of an open-end company offering for sale a redeemable security of which it is the issuer.  Shares are securities “under the terms of which” an owner may receive his proportionate share of a Fund’s current net assets; the unusual aspect of such Shares is that its terms provide for such a right to redemption only when such individual Shares are aggregated with a specified number of such other individual Shares that together constitute a redeemable Creation Unit.  Because the redeemable Creation Units of a Fund can be unbundled into individual Shares that are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met.  In light of this possible analysis, Applicants request an Order to permit each Fund to register as an open-end management investment company and issue Shares that are redeemable only in Creation Units as described herein.

Although Shares will not be individually redeemable, because of the arbitrage possibilities created by the redeemability of Creation Units, it is expected that the market price of an individual Share will not vary much from its NAV.  Creation Units will always be redeemable in accordance with the provisions of the Act.  Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Units for redemption.  Moreover, listing on an Exchange will afford all holders of Shares the benefit of intra-day liquidity.  Because Creation Units may always be purchased and redeemed at NAV (less certain transactional expenses), the price of Creation Units on the secondary market and the price of the individual Shares of a Creation Unit, taken together, should not vary substantially from the NAV of a Creation Unit.

Applicants believe that a Fund’s Shares may be issued and sold on a basis consistent with the policies of the Act and without risk of the abuses against which the Act was designed to protect.  Moreover, Applicants believe that the existence of Shares does not appear to thwart the purposes of any other provision of the Act that, but for the exemption requested herein with respect to Sections 2(a)(32) and 5(a)(1), would be applicable to each Fund.

Applicants believe that permitting the Trust to register as an open-end investment company and issue redeemable Creation Units of individual Shares of each Fund, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and, accordingly, Applicants hereby request that an Order of exemption be granted.

B.            Exemption from the Provisions of Section 22(d) and Rule 22c-1

Section 22(d) of the Act provides in part, that:

“no registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus. . .”

Rule 22c-1 provides that:

“no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.”

Shares of each Fund will be listed on an Exchange and one or more Market Makers will maintain a market for such Shares.  Secondary market transactions in Shares occurring on any Exchange will be effected at negotiated prices, not on the basis of NAV next calculated after receipt of any sale order.  The Shares will trade on and away from(17) the listing Exchange at all times on the basis of current bid/offer prices.  The purchase and sale of Shares of each Fund will not, therefore, be accomplished at an offering price described in a Fund’s Prospectus, as required by Section 22(d), nor will sales and repurchases be made at a price based on the current NAV next computed after receipt of an order, as required by Rule 22c-1.

Applicants believe that the concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing of Shares.  While there is little legislative history regarding Section 22(d), its provisions, as well as

(17)         Consistent with Rule 19c-3 under the Exchange Act, Exchange members are not required to effect transactions in Shares through the facilities of the Exchange.

those of Rule 22c-1, appear to have been intended (i) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (ii) to prevent unjust discrimination or preferential treatment among buyers, and (iii) to ensure an orderly distribution system of shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.(18)

The first two purposes — preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers — would not seem to be relevant issues for secondary trading by dealers in Shares of a Fund.  Secondary market transactions in Shares would not cause dilution for owners of such Shares because such transactions do not directly involve Fund assets.  Similarly, secondary market trading in Shares should not create discrimination or preferential treatment among buyers.  To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, but do not occur as a result of unjust or discriminatory manipulation.

With respect to the third possible purpose of Section 22(d), Applicants believe that the proposed distribution system will be orderly.  Anyone may sell or acquire Shares either by purchasing them on the Exchange or by creating one or more Creation Units; therefore, no shareholder should have an advantage over any other shareholder in the sale of such Shares.  Indeed, Applicants believe that the presence of the Market Maker will also help to provide an orderly market.  In addition, secondary market transactions in Shares should generally occur at prices at or close to their NAV.  If the prices for Shares should fall below the proportionate NAV

(18)         See Protecting Investors:  A Half Century of Investment Company Regulation at 299-303, Investment Company Act Release No. 13183 (April 22, 1983).

of the underlying Fund assets, an investor needs only to accumulate enough individual Shares of such Fund to constitute a Creation Unit in order to redeem such Shares at NAV.  Competitive forces in the marketplace should thus ensure that the margin between NAV and the price for Shares in the secondary market remains narrow.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units and pricing and trading Shares, and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  Accordingly, Applicants hereby request that an Order of exemption be granted in respect of Section 22(d) and Rule 22c-1.

C.            Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)

Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the Act pursuant to Section 17(b) and Section 6(c) of the Act to permit certain affiliated persons, or Second-Tier Affiliates to effectuate purchases and redemptions “in-kind.”

Section 17(a)(1) of the Act makes it unlawful

“. . . for any affiliated person or promoter of or principal underwriter for a registered investment company. . ., or any affiliated person of such a person, promoter, or principal underwriter, acting as principal knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely securities of which the buyer is the issuer, securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities, or securities deposited with the trustee of a unit investment trust or periodic payment plan by the depositor thereof.”

Section 17(a)(2) of the Act makes it unlawful

“. . . for any affiliated person or promoter of or principal underwriter for a registered investment company. . ., or any affiliated person of such a person, promoter, or principal underwriter, acting as principal knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property except securities of which the seller is the issuer).”

An “affiliated person” of a fund, pursuant to Section 2(a)(3)(A) of the Act, includes “any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person”; and pursuant to Section 2(a)(3)(C) of the Act “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”

Section 2(a)(9) of the Act defines “control” as

“. . . the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.  Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company.  Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company. . .”

The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other.  In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an “Affiliated Fund”).

Section 17(b) provides that the Commission will grant an exemption from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; that the proposed transaction is consistent with the policy of each registered investment company concerned; and that the proposed transaction is consistent with the general purposes of the Act.

Past applications of Prior ETFs have suggested the possibility that Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and that relief for a series of ongoing transactions, such as the ongoing sale and redemption of Creation Units, requires an exemption under Section 6(c) of the Act as well.  Accordingly, Applicants are also requesting an exemption from Section 17(a) under Section 6(c).(19)

To the extent that there are twenty or fewer holders of Creation Units of all of the Funds or of one or more particular Funds, some or all of such holders will be at least 5 percent owners of such Funds, and one or more may hold in excess of 25 percent of such Funds, as the case may be and would therefore be deemed to be affiliated persons of such Funds either under Section 2(a)(3)(A) or Section 2(a)(3)(C).  For so long as such holders of Shares were deemed to be affiliated persons (e.g., so long as twenty or fewer such holders existed), Section 17(a)(1) could be read to prohibit such persons from depositing the Portfolio Deposit with a Fund in return for Creation Units (an “in-kind” purchase), and likewise, Section 17(a)(2) could be read to prohibit such persons from entering into an “in-kind” redemption procedure with a Fund.  Furthermore, under other circumstances, one or more holders of Shares might each accumulate 5 percent or more of such Fund’s securities.  Also, the Market Maker for the Shares of any relevant Funds might accumulate, from time to time, 5 percent or more of such Fund’s securities in connection with such Market Maker’s market-making activities.  In addition, one or more holders of Shares, or the Market Maker might from time to time, accumulate in excess of 25

(19)         See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

percent of the Shares of one or more Funds, and such persons would therefore be deemed to be affiliated persons of such Funds under Section 2(a)(3)(C).  Applicants request an exemption to permit persons that are affiliated persons of the Funds or Second-Tier Affiliates solely by virtue of one or more of the following:  (i) holding 5% or more, or in excess of 25% of the outstanding Shares of one or more Funds; (ii) an affiliation with a person with an ownership interest described in (i); or (iii) holding 5% or more, or more than 25% of the Shares of one or more Affiliated Funds, to effectuate purchases and redemptions “in-kind.”

Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making “in-kind” purchases or “in-kind” redemptions of Shares of a Fund in Creation Units.  Both the deposit procedures for “in kind” purchases of Creation Units and the redemption procedures for “in-kind” redemptions of Creation Units will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number of the purchases or redemptions of Creation Units.  It is immaterial to a Fund whether 12 or 1,200 Creation Units exist for such Fund.  All will be issued and redeemed in the same manner.  There will be no discrimination between purchasers or redeemers.  Portfolio Securities, Deposit Securities, Fund Securities and Cash Redemption Payments (except for any permitted cash-in-lieu amounts) will be the same regardless of the identity of the purchaser or redeemer.  Deposit Securities and Fund Securities will be valued in the identical manner as those Portfolio Securities currently held by the relevant Funds and the valuation of the Deposit Securities and Fund Securities will be made in an identical manner regardless of the identity or affiliation of the purchaser or redeemer, as discussed above in Section II.I. “Redemption.”

Applicants also note that the ability to take deposits and make redemptions “in-kind” will help each Fund to more closely track its Underlying Index and therefore aid in achieving the Fund’s objectives.  Applicants do not believe that “in-kind” purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with each Fund’s objectives and with the general purposes of the Act.  Applicants believe that “in-kind” purchases and redemptions will be made on terms reasonable to Applicants and any affiliated persons because they will be valued pursuant to verifiable objective standards.  The method of valuing Portfolio Securities held by a Fund is identical to that used for calculating “in-kind” purchase or redemption values and therefore creates no opportunity for affiliated persons or Second-Tier Affiliates of Applicants to effect a transaction detrimental to the other holders of Shares of that Fund.  Similarly, Applicants submit that, by using the same standards for valuing Portfolio Securities held by a Fund as are used for calculating “in-kind” redemptions or purchases, the Fund will ensure that its NAV will not be adversely affected by such securities transactions.

For the reasons set forth above, Applicants believe that:  (i) with respect to the relief requested pursuant to Section 17(b), the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of each Fund, and that the proposed transactions are consistent with the general purposes of the Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and purposes fairly intended by the policy and provisions of the Act.

D.            Exemption from the Provisions of Section 22(e) of the Act

Applicants seek an order of the Commission under Section 6(c) of the Act granting an exemption from Section 22(e) of the Act.  Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations Applicants may otherwise have under Rule 15c6-1 under the Exchange Act requiring that most securities transactions be settled within three business days of the trade date.

Section 22(e) of the Act provides that:

“No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption, except—

(1)           for any period (A) during which the New York Stock Exchange is closed other than customary weekend and holiday closings or (B) during which trading on the New York Stock Exchange is restricted;

(2)           for any period during which an emergency exists as a result of which (A) disposal by the company of securities owned by it is not reasonably practical or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or

(3)           for such other periods as the Commission may by order permit for the protection of security holders of the company.”

Settlement of redemptions for a Foreign Fund will be contingent not only on the securities settlement cycle of the United States market, but also on the delivery cycles in local markets for the underlying foreign securities held by a Foreign Fund.  Applicants have been advised that the delivery cycles currently practicable for transferring Fund Securities to redeeming investors, coupled with local market holiday schedules, will require a delivery process longer than seven calendar days for a Foreign Fund, in certain circumstances, during the calendar year.  Accordingly, with respect to Foreign Funds that deliver Fund Securities “in-kind” only, Applicants hereby request relief from the requirement imposed by Section 22(e) to provide payment or satisfaction of redemptions within seven calendar days following the tender of a Creation Unit of such Funds.  Applicants request that relief be granted such that Foreign Funds holding Fund Securities which require a delivery process in excess of seven calendar days may provide payment or satisfaction of redemptions within not more than the number of calendar days (up to 15 days) known to Applicants as being the maximum number of calendar days required for such payment or satisfaction in the principal local foreign markets where transactions in the Portfolio Securities of each such Foreign Fund customarily clear and settle.(20)  With respect to Future Funds that will be Foreign Funds, Applicants seek the same relief from Section 22(e) only to the extent that circumstances exist similar to those described herein.

Based on information available to Applicants, although certain holidays may occur on different dates in subsequent years, the number of days required to deliver redemption proceeds in any given year will not exceed 15 calendar days for any of the Funds requiring exemptive relief from the provisions of Section 22(e).  Of course, it is possible that the proclamation of new or special holidays,(21) the treatment by market participants of certain days as “informal holidays” (e.g., days on which no or limited securities transactions occur, as a result of substantially shortened trading hours(22)), the elimination of existing holidays or changes in local securities delivery practices,(23) could affect the information set forth herein at some time in the

(20)         Certain countries in which a Fund may invest have historically had settlement periods of up to 15 calendar days.

(21)         Applicants have been advised that previously unscheduled holidays are sometimes added to a country’s calendar, and existing holidays are sometimes moved, with little advance notice.  Any such future changes could impact the analysis of the number of days necessary to satisfy a redemption request.  See, for example, the following recent examples of short-notice holiday announcements:  (i) on December 17, 1997, South Korea announced a special holiday due to the presidential elections on December 18, 1997; (ii) on December 30, 1997, Thailand announced that the New Year’s Eve holiday on December 31, 1997 would be rescheduled to January 2, 1998; and (iii) on January 22, 1998, Indonesia announced that the religious holiday on January 29 and January 30, 1998, marking the start of Lebaran, would include January 28, 1998.

(22)         A typical “informal holiday” includes a trading day in the relevant market that is immediately prior to a regularly scheduled holiday; early closures of the relevant market or of the offices of key market participants may occur with little advance notice.  Any shortening of regular trading hours on such a day could impact the analysis of the number of days necessary to satisfy a redemption request.

(23)         Applicants observe that the trend internationally in local securities delivery practices has been a reduction in each market’s standard settlement cycles (e.g., the U.S. markets change to T+3 in 1995).  It remains possible, if unlikely, that a particular market’s settlement cycles for securities transfers could be lengthened in the future.

future.  Nevertheless, each Foreign Fund will deliver redemption proceeds within a maximum of 15 calendar days of receiving a redemption request.  The Funds’ Prospectuses and/or SAIs will identify those instances in a given year where, due to local holidays, more than seven and up to a maximum of 15 calendar days will be needed to deliver redemption proceeds and will list such holidays.

The SAI will disclose those local holidays, if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the number of days up to a maximum of 15 calendar days needed to deliver the proceeds for each Foreign Fund.

Except as set forth herein or as disclosed in the Prospectus and/or SAI for any Foreign Fund, deliveries of redemption proceeds by the Foreign Fund relating to those countries or regions are expected to be made within seven days.

Applicants believe that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds.  Applicants propose that allowing redemption payments for Creation Units of a Foreign Fund to be made within the fifteen calendar days indicated above would not be inconsistent with the spirit and intent of Section 22(e).  Applicants suggest that a redemption payment occurring within a maximum of 15 calendar days following a redemption request would adequately afford investor protection.

Applicants desire to incorporate the creation and redemption mechanism for Creation Units as much as possible into the processing cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Securities of a given Foreign Fund.  Currently, it is believed that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction.  Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to professional participants, and thereby promote the liquidity of the Shares in the secondary market with benefits to all holders thereof.  As noted above, Applicants intend to utilize in-kind redemptions when possible principally as a method of assuring the fullest investment of Fund assets in Portfolio Securities (although cash redemptions, subject to a somewhat higher redemption Transaction Fee, are expected to be available or required in respect of certain Funds).  Applicants are not seeking relief from Section 22(e) with respect to Foreign Funds that do not effect creations and redemptions of Creation Units in-kind.

If the requested relief is granted, Applicants intend to disclose in each Foreign Fund’s SAI that redemption payments will be effected within the specified number of calendar days up to a maximum of 15 calendar days following the date on which a request for redemption in proper form is made.  Given the rationale for what amounts to a delay in the redemption process on certain occasions and given the facts as recited above, Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process.  Applicants assert that the request for relief from the seven-day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c).  Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.

Applicants note that exemptive relief from Section 22(e) substantially identical to the relief sought in this Application was obtained by the Prior ETFs in orders relating to each of those funds.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.  Accordingly, Applicants hereby respectfully request that an Order of exemption be granted under Section 6(c) in respect of Section 22(e).

V.            EXPRESS CONDITIONS TO THIS APPLICATION

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

ETF Relief

1.             The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based ETFs.

2.             As long as the Funds operate in reliance on the requested Order, the Shares of each Fund will be listed on an Exchange.

3.             Neither The Hartford Exchange-Traded Fund Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund.  Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

4.             The Website maintained for each Fund, which will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day’s NAV and the market closing price or Bid/Ask Price and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

VI.           NAMES AND ADDRESSES

The following are the names and addresses of Applicants:

The Hartford Exchange-Traded Fund Trust c/o: Edward P. Macdonald 200 Hopmeadow Street Simsbury, CT 06089	Hartford Investment Financial Services, LLC c/o: Edward P. Macdonald 200 Hopmeadow Street Simsbury, CT 06089

All questions concerning this Application should be directed to the persons listed on the cover page of this Application.

By:	The Hartford Exchange-Traded Fund Trust

/s/ Edward P. Macdonald
Initial Trustee

Hartford Investment Financial Services, LLC

/s/ Edward P. Macdonald
Vice President

AUTHORIZATION

THE HARTFORD EXCHANGE-TRADED FUND TRUST

In accordance with Rule 0-2(c) under the Act, Edward P. Macdonald, in his capacity as Initial Trustee of The Hartford Exchange-Traded Fund Trust (“Trust”), state that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Trust pursuant to his general authority as Initial Trustee of the Trust and pursuant to the following resolution adopted by the Initial Trustee of the Trust on September 20, 2010:

RESOLVED, that the Initial Trustee of the Trust be, and each hereby is, authorized to prepare and file with the Securities and Exchange Commission an application for an exemptive order, and any and all amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), granting an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, pursuant to Sections 6(c) and 17(b) of the Act granting an exemption from Section 17(a) of the Act, and pursuant to Section 12(d)(1)(J) of the Act granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

/s/ Edward P. Macdonald
Edward P. Macdonald	March 25, 2011
Initial Trustee

AUTHORIZATION

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC

In accordance with Rule 0-2(c) under the Act, Edward P. Macdonald states that all actions necessary to authorize the execution and filing of this Application by Hartford Investment Financial Services, LLC have been taken, and that as a Vice President thereof, he is authorized to execute and file the same on behalf of Hartford Investment Financial Services, LLC.

/s/ Edward P. Macdonald
Edward P. Macdonald	March 25, 2011
Vice President

VERIFICATION

THE HARTFORD EXCHANGE-TRADED FUND TRUST

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of The Hartford Exchange-Traded Fund Trust, that he is the Initial Trustee of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Edward P. Macdonald
Edward P. Macdonald	March 25, 2011
Initial Trustee

VERIFICATION

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of Hartford Investment Financial Services, LLC, that he is a Vice President of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

/s/ Edward P. Macdonald
Edward P. Macdonald	March 25, 2011
Vice President

EXHIBIT A — DISCUSSION OF THE UNDERLYING INDICES

A.            THE UNDERLYING INDICES

Underlying Index I is a market capitalization-weighted index that tracks the returns of actively traded emerging market debt instruments that meet certain liquidity requirements.

Underlying Index II is a market capitalization-weighted index that tracks the returns of actively traded emerging market debt instruments.

The compiler of each Underlying Index listed above is not “affiliated” with the Exchange, the Adviser, the Sub-Adviser or Trust.